SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv - Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On August 17, 2026, Eco Wave Power Global AB (publ) (the “Company”) issued a press release titled “Eco Wave Power Reports Increased Power Output During Stronger Wave Conditions at Jaffa Port, Israel” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

The first through fifth paragraphs, the seventh through ninth paragraphs, the eleventh and twelfth paragraphs, the fourteenth and fifteenth paragraphs, and the seventeenth through nineteenth paragraphs, and the section titled “Forward-Looking Statements,” in the press release included as Exhibit 99.1 hereto are incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration Nos. 333-275728 and 333-282101) filed with the Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by Eco Wave Power Global AB (publ), dated August 17, 2026, titled “Eco Wave Power Reports Increased Power Output During Stronger Wave Conditions at Jaffa Port, Israel”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

	By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: August 17, 2026